SEP Growth Holdings Corp.

2020 Pioneer Court

San Mateo, CA 94403

November 24, 2021

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	SEP Growth Holdings Corp.

Request to Withdraw Registration Statement on Form S-l

File No. 333-254196

CIK No. 0001846611

Ladies and Gentlemen:

SEP Growth Holdings Corp. (the “Company”), hereby requests, pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”) that the Company’s Registration Statement on Form S-l (File No. 333-254196), filed with the Securities and Exchange Commission (“SEC”) on March 12, 2021, together with all exhibits thereto (“Registration Statement”), be withdrawn effective immediately.

The Company is seeking withdrawal of the Registration Statement because it does not intend to pursue the contemplated public offering of the securities covered by the Registration Statement at this time. The Registration Statement has not been declared effective and no securities of the Company were sold pursuant to the Registration Statement. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors as contemplated by paragraph (a) of Rule 477.

The Company respectfully requests your assistance in this matter. If you have any questions regarding this application for withdrawal, please call our legal counsel, Philippa Bond of Kirkland & Ellis LLP, at (310) 552-4222.

Very truly yours,

/s/ George Kadifa
George Kadifa
Chief Executive Officer